FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 27, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Schedule 10 - Notification of Major Interests in Shares


As at 25 February 2004, the following entities had material interests in shares of International Power plc:


1.   The Trustees of BT Pension Scheme - BriTel Fund Trustees Limited

     Registered Holders:

     BriTel Fund Nominees Ltd            2,752,415 shares        0.249%
     Chase Nominees Ltd *(note)         22,286,220 shares        2.011%
     Britel Fund (MAM) Nominees          8,681,379 shares        0.783%

     Total Holding:                     33,720,014 shares        3.043%


2. Hermes Focus Asset Management Limited, as general partners of various partnerships managed by Hermes SLP Limited / Lens Investors (UK) LLC

     As partner in one or more of the partnerships

     Registered Holder:

     Chase Nominees Ltd                  18,058,547 shares       1.630%

     Hermes Focus Asset Management Limited and Hermes SLP Limited are both subsidiaries of Hermes Pensions Management Limited which is ultimately owned by BriTel Fund Trustees Limited, a company controlled by the trustees of the BT Pension Scheme.

     *Note: This notifiable interest arises either as controller of Hermes Focus Asset Management Limited and/or Hermes SLP Limited and/or as a partner in one or more of the partnerships.


Class of security:

Ordinary shares of 50 pence each



Date company informed:

27 February 2004



Total holding following this notification:

BriTel Fund Trustees Limited              33,720,014 shares
Hermes Focus Asset Management Limited     18,058,547 shares



Total percentage holding of issued class following this notification:

BriTel Fund Trustees Limited              3.043%
Hermes Focus Asset Management Limited     1.630%



Contact name for queries:

Investors - Aarti Singhal



Contact telephone number:

44-207-320-8681



Name of company official responsible for making notification:

Stephen Ramsay - Company Secretary



Date of notification:

27 February 2004


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary